The Greenbrier Companies, Inc. One Centerpointe Drive Suite 200 Lake Oswego Oregon 97035 503 684 7000 Fax 503 684 7553
July 8, 2011
Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-3561
Re:	The Greenbrier Companies, Inc.
Form 10-K for the Year Ended August 31, 2010
Filed November 10, 2010
Form 10Q for the Quarterly Period Ended November 30, 2010
Filed January 7, 2011
Definitive Proxy Statement on Schedule 14A
Filed November 24, 2010
File No. 001-13146
Dear Mr. Webb:
The following is in response to the comments set forth in your letter of June 24, 2011.
Form 10-K for the year ended august 31, 2010
Consolidated Statements of Operations, page 35
1.	On page 27, you indicate the increase in Leasing and Services margins in 2010, as a percentage of revenue, was primarily the result of increased gains on sale of assets from the lease fleet which has no associated cost of revenue. In this regard, we believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. Such amounts should be presented as a separate line item below margin. Also, please ensure that you clearly describe the revenue recognition policy for each of your segments.

We have reclassified gains on disposition of assets from revenue to a separate line item (Gain on disposition of equipment) below margin on our Consolidated Financial Statements in the Form 10-Q for the period ended May 31, 2011, filed on July 8, 2011.

The revenue recognition policy for each segment will be clearly described in the Summary of Significant Accounting Policies in the footnotes to the Consolidated Financial Statements on Form 10-K for the period ending August 31, 2011.

Mr. Max A. Webb
Securities and Exchange Commission
July 8, 2011

2.	We note from your disclosure in Note 3, Special Items, that you recorded charges of $55.7 million associated with the impairment of goodwill. This amount should be presented as a separate line item pursuant to ASC Topic 350-20-45-2. Please revise.

We will revise the presentation in our Financial Statements on Form 10-K for the period ending August 31, 2011 to show the impairment of goodwill as a separate line item.
Note 6- Assets Held for Sale, page 43
3.	We note your response to our prior comment 6. In this regard, please consider whether or not it is appropriate to characterize new railcars manufactured by one of your facilities, which you intend to sell within six months, as Assets Held for Sale. Also, please expand your disclosure in Note 2, Summary of Significant Accounting Policies, to explain the reason why these new railcars are not depreciated. In addition, please disclose that, in the event a buyer cannot be located within six months after delivery, these railcars would be transferred to the lease fleet and depreciated.

We have changed the title “Assets Held for Sale” on our Balance Sheet to “Leased Railcars for Syndication” beginning with our Quarterly Report on Form 10-Q for the period ended May 31, 2011, filed on July 8, 2011.

We included the following description in the Leased Railcars Held for Syndication footnote to the Consolidated Financial Statements on Form 10-Q for the period ended May 31, 2011:

“Leased railcars for syndication consist of newly-built railcars, manufactured by one of the Company’s facilities, which have been placed on lease to a customer and which the Company intends to sell to an investor with the lease attached. These railcars are not depreciated and are anticipated to be sold within six months of delivery of the last railcar on the underlying lease. The Company does not believe any economic value of a railcar is lost in the first six months; therefore the Company does not depreciate these assets. In the event the railcars are not sold, the railcars are transferred to Equipment on operating leases and depreciated.”

Mr. Max A. Webb
Securities and Exchange Commission
July 8, 2011

If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3828.
Sincerely,
/s/ Mark J. Rittenbaum
Mark J. Rittenbaum
Executive Vice President
Chief Financial Officer
cc:	Jim Cruckshank Sherrill Corbett, Tonkon Torp Rod Clark, KPMG Don Riggs, Deloitte & Touche